VIA EDGAR

July 13, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coventry Health Care, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-16477

Dear Mr. Rosenberg:

This letter is the response of Coventry Health Care, Inc. (“the Company,” “we,” or “our”) to the Staff's Comment Letter dated June 29, 2011, with regard to the above filing.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
•	the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses are set forth below and are numbered to correspond to the numbering of the Staff's comments in its Comment Letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
G. Investments and Fair Value Measurements
Fair Value Measurements, page 64

Comment Number 1

Please provide us proposed disclosure to be included in future periodic filings for assets and liabilities classified as Level 2 and Level 3 to quantify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

6705 Rockledge Drive • Suite 900 • Bethesda, MD  20817-1850
301-581-0600 • 800-843-7421

Mr. Jim B. Rosenberg
July 13, 2011

Response to Comment Number 1

The Company discloses its fair value measurements and related inputs in Note G. INVESTMENTS AND FAIR VALUE MEASUREMENTS.  We plan to enhance our disclosure of the inputs utilized for Level 2 measurements in future periodic filings, as shown below.

Proposed Disclosure:

For the Company’s Level 2 assets, the following inputs and valuation techniques were utilized in determining the fair value of our non-cash financial instruments:

Cash Equivalents: Level 2 cash equivalents are valued using inputs that are principally from, or corroborated by, observable market data, primarily quoted prices for like or similar assets.

Government-Sponsored Enterprises:  These securities primarily consist of bonds issued by government-sponsored enterprises, such as the Federal Home Loan Bank, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.  The fair value of government-sponsored enterprises is based upon observable market inputs such as quoted prices for like or similar assets, benchmark yields, reported trades and credit spreads.

State and Municipal Bonds, Corporate Debt and Other Securities:  The fair value of our debt securities is determined by observable market inputs which include quoted prices for identical or similar assets that are traded in an active market, benchmark yields, new issuances, issuer ratings, reported trades of comparable securities and credit spreads.

Residential and Commercial Mortgage-Backed Securities and Asset-Backed Securities:  The fair value of these securities is determined by a cash flow model which utilizes the following inputs: quoted prices for identical or similar assets, benchmark yields, prepayment speeds, collateral performance, credit spreads and default rates that are observable at commonly quoted intervals.

The Company obtains one price for each security from an independent third-party valuation service provider, which uses quoted or other observable inputs for the determination of fair value as noted above.  As the Company is responsible for the determination of fair value, the Company performs quarterly analyses on the prices received from the third-party provider to determine whether the prices are reasonable estimates of fair value.

As of June 30, 2011, the Company no longer holds securities classified as Level 3. However, if we do have securities which fall into the Level 3 classification in future periods, we will provide the appropriate disclosures with respect to the Level 3 securities’ valuation techniques and inputs.

Mr. Jim B. Rosenberg
July 13, 2011

Exhibits

Comment Number 2

We note the related party agreements described in the definitive proxy statement you incorporated by reference. Please file the Health Risk Partners, Avalere Health, and Trinity Health agreements as exhibits to the Form 10-K as requested by Item 601(b)(10) of Regulation S-K.

Response to Comment Number 2

The Company respectfully submits that the agreements with Health Risk Partners, Avalere Health and Trinity Health are not required to be filed under Item 601(b)(10) of Regulation S-K.  Item 601(b)(10) of Regulation S-K requires a registrant to file a contract that falls into any of the following three categories:

1.	A contract not made in the ordinary course of business which is material to the registrant as set forth in Item 601(b)(10)(i) of Regulation S-K;
2.
A contract that is such as ordinarily accompanies the kind of business conducted by the registrant or its subsidiaries which falls into one or more of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K, except where immaterial in amount or significance; and

3.	Any management contract or any compensatory plan, contract or arrangement.

For the reasons set forth below, we do not believe any of the above referenced agreements are required to be filed pursuant to Item 601(b)(10) (i), (ii), or (iii) of Regulation S-K.

Health Risk Partners

As disclosed in the Company’s most recent proxy statement, the Company contracts with Health Risk Partners LLC (“Health Risk Partners”) for certain services pertaining to its Medicare products.  During 2010, Allen F. Wise, the Company’s chairman and chief executive officer, and Rodman W. Moorhead, III and Timothy T. Weglicki, both directors of the Company, all had ownership interests in Health Risk Partners.  In addition, a family member of Allen Wise’s also serves as a Senior Vice President to Health Risk Partners.  During 2010, the Company paid approximately $15.4 million to Health Risk Partners for services rendered.

The Company respectfully submits that the agreement with Health Risk Partners is not required to be filed under Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K because it was made in the ordinary course of business and is immaterial to the Company in amount and significance.  The services performed by Health Risk Partners for the Company are those typically outsourced to third parties by similarly situated companies, are available from a number of service providers with whom the Company has done business, and typically consist of revenue review services, such as retrospective and prospective medical chart reviews for Medicare risk scores and membership enrollment reconciliation services.  The services provided by Health Risk Partners are not significant to the business of the Company and its subsidiaries as whole.  In addition, for 2010, the Company reported operating revenues of approximately $11.5 billion and net earnings of approximately $439 million.  Accordingly, the contract is not significant to the Company and the amounts paid to Health Risk Partners in 2010 are immaterial to the Company.  In addition, we note that the officers and directors of the Company are not direct parties to the Health Risk Partners agreement and that their interest in the related party transaction only arises because of their ownership interest in Health Risk Partners.

The Company also submits that the agreement with Health Risk Partners is not required to be filed under Item 601(b)(10)(iii) of Regulation S-K as it is not a management contract or a compensatory plan, contract or arrangement.

Mr. Jim B. Rosenberg
July 13, 2011

Avalere Health

As disclosed in the Company’s most recent proxy statement, Daniel N. Mendelson, a director of the Company, is the chief executive officer and majority owner of Avalere Health Inc.  During 2010, the Company paid to Avalere Health LLC, a wholly owned subsidiary of Avalere Health Inc., approximately $216,000 for research and market information relating to health care policy developments to support the Company’s government affairs efforts and strategies for responding to government and marketplace changes.

The Company respectfully submits that the agreement with Avalere Health LLC is not required to be filed under Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K because it was made in the ordinary course of business and is immaterial to the Company in amount and significance.  The services performed by Avalere Health LLC for the Company are consulting services that are typical in our industry.  The need for consulting services is especially true considering the recent changes under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.  Further, the services provided by Avalere Health LLC are not significant to the business of the Company and its subsidiaries as a whole.  In addition, given the Company’s operating revenues and net earnings as stated above, we respectfully submit that the amounts paid to Avalere Health LLC in 2010 are immaterial to the Company.  Finally, we note that Mr. Mendelson is not a direct party to the Avalere Health LLC agreement and that his interest in the related party transaction only arises because of his ownership interest in, and position with, Avalere Health Inc., the parent organization of Avalere Health LLC.

The Company also submits that the agreement with Avalere Health LLC is not required to be filed under Item 601(b)(10)(iii) of Regulation S-K as it is not a management contract or a compensatory plan, contract or arrangement.

Trinity Health

As disclosed in the Company’s proxy statement, Mr. Joseph R. Swedish, a director of the Company, is the president and chief executive officer of Trinity Health, a not-for-profit, integrated health care delivery system which consists of more than 100 health care facilities ( i.e. hospitals, surgical centers, outpatient clinics and labs) and a network of more than 700 physicians in eight states.  During 2010, the Company made payments to more than 800 facilities and physicians affiliated with the Trinity Health system which totaled approximately $18.9 million for services provided to our members.  The Company notes that the majority of the facilities and physicians affiliated with the Trinity Health system are not participating providers in the Company’s provider networks, and, therefore, the majority of payments made to these approximately 800 separate facilities and physicians were not made pursuant to a provider agreement. The Company does have separate provider agreements with more than 200 facilities and physicians affiliated with the Trinity Health system and the payments made to these contracted, participating providers were made pursuant to their individual contracts.

The Company respectfully submits that the hundreds of individual agreements that the Company has with various facilities and physicians affiliated with the Trinity Health system are not required to be filed under Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K because each agreement was made in the ordinary course of business and is immaterial to the Company in amount and significance.  In the normal course of business, the Company regularly enters into agreements with providers for the provision of medical services to our members.  Further, the relationship between the Company and Trinity Health is not significant to the business of the Company and its subsidiaries as a whole.  In addition, given the Company’s operating revenues and net earnings as stated above, we respectfully submit that the amounts paid to Trinity Health in 2010 are immaterial to the Company.  Finally, we note that Mr. Swedish is not a direct party to any of the provider agreements between the Company and the individual facilities and physicians affiliated with the Trinity Health system and that his interest in the related party transaction only arises as a result of his position with the not-for-profit health system.

The Company also submits that the agreement with Trinity Health is not required to be filed under Item 601(b)(10)(iii) of Regulation S-K as it is not a management contract or a compensatory plan, contract or arrangement.

We trust that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5687 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/	Randy P. Giles

Randy P. Giles
Chief Financial Officer and Treasurer